FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 30, 2015
2.	Financial results for the quarter and half-year ended September 30, 2015
3.	Auditors Report dated October 30, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 30, 2015	By:	/s/Ranganath Athreya
			Name :	Ranganath Athreya

			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

News Release	October 30, 2015

Performance Review: Quarter ended September 30, 2015

•	12% year-on-year increase in standalone profit after tax to Rs. 3,030 crore (US$ 462 million) for the quarter ended September 30, 2015 (Q2-2016) from Rs. 2,709 crore (US$ 413 million) for the quarter ended September 30, 2014 (Q2-2015)

•	25% year-on-year growth in retail advances

•	14% year-on-year growth in savings account deposits; current and savings account (CASA) ratio at 45.1% at September 30, 2015

•	Net interest margin improved to 3.52% in Q2-2016 from 3.42% in Q2-2015

•	12% year-on-year increase in consolidated profit after tax to Rs. 3,419 crore (US$ 521 million) for Q2-2016 from Rs. 3,065 crore (US$ 467 million) for Q2-2015

•	Total capital adequacy of 16.90% and Tier-1 capital adequacy of 12.84% on standalone basis at September 30, 2015, including profits for the half year ended September 30, 2015

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2015.

Profit & loss account

•	Standalone profit after tax increased by 12% to Rs. 3,030 crore (US$ 462 million) for the quarter ended September 30, 2015 (Q2-2016) from Rs. 2,709 crore (US$ 413 million) for the quarter ended September 30, 2014 (Q2-2015).

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

•	Net interest income increased 13% to Rs. 5,251 crore (US$ 801 million) in Q2-2016 from Rs. 4,657 crore (US$ 710 million) in Q2-2015.

•	Non-interest income increased by 10% to Rs. 3,007 crore (US$ 458 million) in Q2-2016 from Rs. 2,738 crore (US$ 417 million) in Q2-2015.

•	The cost-to-income ratio was at 37.5% in Q2-2016 compared to 36.5% in Q2-2015.

•	Provisions were at Rs. 942 crore (US$ 144 million) in Q2-2016 compared to Rs. 956 crore (US$ 146 million) in Q1-2016 and Rs. 850 crore (US$ 130 million) in Q2-2015.

•	Standalone profit after tax increased by 12% to Rs. 6,006 crore (US$ 916 million) for the half year ended September 30, 2015 (H1-2016) from Rs. 5,364 crore (US$ 818 million) for the half year ended September 30, 2014 (H1-2015).

•	Consolidated profit after tax increased by 12% to Rs. 3,419 crore (US$ 521 million) in Q2-2016 from Rs. 3,065 crore (US$ 467 million) in Q2-2015.

•	Consolidated profit after tax increased by 13% to Rs. 6,651 crore (US$ 1,014 million) in H1-2016 from Rs. 5,897 crore (US$ 899 million) in H1-2015.

Operating review

Credit growth

The year-on-year growth in domestic advances was 17%. The Bank has continued to see robust growth in its retail business resulting in a year-on-year growth of 25% in the retail portfolio at September 30, 2015. The retail portfolio constituted about 44% of the loan portfolio of the Bank at September 30, 2015. Total advances increased by 13% year-on-year to Rs. 409,693 crore (US$ 62.5 billion) at September 30, 2015 from Rs. 361,757 crore (US$ 55.2 billion) at September 30, 2014.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. The Bank’s savings account deposits grew by 14% year-on-year at September 30, 2015. During Q2-2016, savings account deposits increased by Rs. 3,955 crore (US$ 603 million) and current account deposits increased by Rs. 7,220 crore (US$ 1,101 million). The Bank’s CASA ratio was at 45.1% at September 30, 2015 compared to 44.1% at June 30, 2015 and 43.7% at September 30, 2014. The average CASA ratio was at 40.7% in Q2-2016 compared to 39.5% in Q2-2015. Total deposits increased by 9% year-on-year to Rs. 384,618 crore (US$ 58.6 billion) at September 30, 2015. Total CASA deposits increased by 13% year-on-year to Rs. 173,489 crore (US$ 26.5 billion) at September 30, 2015. At

2

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

September 30, 2015, the Bank had a network of 4,054 branches and 12,964 ATMs.

Capital adequacy

The Bank’s capital adequacy at September 30, 2015 as per Reserve Bank of India’s guidelines on Basel III norms was 16.15% and Tier-1 capital adequacy was 12.09%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for September 30, 2015 do not include the profits for the half year ended September 30, 2015. Including profits for H1-2016, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.90% and the Tier I ratio would have been 12.84%.

Asset quality

Net non-performing assets at September 30, 2015 were Rs. 6,828 crore (US$ 1,041 million) compared to Rs. 6,402 crore (US$ 976 million) at June 30, 2015. The net non-performing asset ratio was 1.47% at September 30, 2015 compared to 1.40% at June 30, 2015. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 57.4% at September 30, 2015. Net loans to companies whose facilities have been restructured were Rs. 11,868 crore (US$ 1.8 billion) at September 30, 2015 compared to Rs. 12,604 crore (US$ 1.9 billion) at June 30, 2015.

Technology initiatives

During Q1-2016, the Bank had upgraded its mobile banking application - ‘iMobile’ - taking the total number of services available on the application to over 100. The new mobile application has been appreciated by customers. There has been a robust growth in mobile banking transactions and the Bank has emerged as the market leader in this area with a market share of about 32%, based on value of mobile banking transactions, in June and July 2015.

The Bank continued to strengthen its technology channels during the quarter. The Bank launched ‘Smart vault’, a unique locker facility designed with state-of-the-art robotic technology and high-end security to provide customers the convenience of storing and accessing their valuables 24 hours a day, seven days a week.

3

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

Recently, the Bank has launched a mobile app-based ‘mVisa’ solution which enables electronic payments by customers from their smartphones at physical stores, for e-commerce & other deliveries at home and to radio taxis & utility billers, among others.

The Bank is the largest provider of online remittance services to India, and the first to offer remittance services via mobile phones. The Bank has recently launched ‘Money2World’, a fully online outward remittance service through which even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas, in 16 major currencies.

ICICI Bank was the first bank in India to offer banking services to customers on Twitter. Recently, the Bank rolled out a new set of services on Twitter including creating a fixed deposit, paying postpaid mobile bills and receiving e-statements, among others.

The Bank’s digital mobile wallet - Pockets - has seen over 2.5 million downloads. The e-wallet is amongst India’s most comprehensive wallets which can be used to pay on all websites and mobile apps in the country.

Consolidated results

Consolidated profit after tax increased by 12% to Rs. 3,419 crore (US$ 521 million) for Q2-2016 from Rs. 3,065 crore (US$ 467 million) for Q2-2015. The consolidated return on equity (annualised) was 15.3% in Q2-2016 compared to 15.1% in Q2-2015. Consolidated assets grew by 9% from Rs. 778,526 crore (US$ 118.7 billion) at September 30, 2014 to Rs. 850,812 crore (US$ 129.7 billion) at September 30, 2015.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) achieved a profit after tax of Rs. 415 crore (US$ 63 million) for Q2-2016 compared to Rs. 399 crore (US$ 61 million) for Q2-2015. ICICI Life maintained its leadership in the private sector. ICICI Life’s retail weighted received premium increased by 21% from Rs. 1,748 crore (US$ 267 million) in H1-2015 to Rs. 2,118 crore (US$ 323 million) in H1-2016.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 22% from Rs. 1,638 crore (US$ 250 million) in Q2-2015 to Rs. 1,999 crore (US$ 305 million) in Q2-2016. The profit after tax of ICICI General was Rs. 143 crore (US$ 22 million) in Q2-2016 compared to Rs. 158 crore (US$ 24 million) in Q2-2015 and Rs. 116 crore (US$ 18 million) in Q1-2016.

4

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	FY 2015	Q1- 2015	Q2- 2015	H1- 2015	Q1- 2016	Q2- 2016	H1- 2016
Net interest income	19,040	4,492	4,657	9,149	5,115	5,251	10,366
Non-interest income	12,176	2,850	2,738	5,588	2,990	3,007	5,997
- Fee income	8,287	1,936	2,103	4,039	2,110	2,235	4,345
- Dividend and other income[1]	2,196	526	498	1,024	673	550	1,223
- Treasury income	1,693	388	137	525	207	222	429
Less:
Operating expense	11,496	2,825	2,697	5,522	3,067	3,100	6,167
Operating profit	19,720	4,517	4,698	9,215	5,038	5,158	10,196
Less: Provisions	3,900	726	850	1,576	956	942	1,898
Profit before tax	15,820	3,791	3,848	7,639	4,082	4,216	8,298
Less: Tax	4,645	1,136	1,139	2,275	1,106	1,186	2,292
Profit after tax	11,175	2,655	2,709	5,364	2,976	3,030	6,006
1.	Includes net foreign exchange gains relating to overseas operations of Rs. 642 crore in FY2015, Rs. 103 crore in Q1-2015, Rs. 165 crore in Q2-2015, Rs. 347 crore in Q1-2016 and Rs. 190 crore in Q2-2016.
2.	Prior period figures have been regrouped/re-arranged where necessary.

5

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

Summary Balance Sheet

Rs. crore

	September 30, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,157	1,160	1,161	1,162
Employee stock options outstanding	7	7	7	7
Reserves and surplus	77,713	79,262	82,191	85,397
Deposits	352,055	361,563	367,877	384,618
Borrowings (includes subordinated debt)[1]	150,349	172,417	163,120	156,109
Other liabilities	29,862	31,720	26,970	29,763
Total Capital and Liabilities	611,143	646,129	641,326	657,056

Assets
Cash and balances with Reserve Bank of India	19,211	25,653	20,234	21,977
Balances with banks and money at call and short notice	28,167	16,652	10,159	9,568
Investments[2]	149,502	158,129	148,078	154,190
Advances	361,757	387,522	399,738	409,693
Fixed assets	4,678	4,725	4,729	4,794
Other assets[2]	47,828	53,448	58,388	56,834
Total Assets	611,143	646,129	641,326	657,056
1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Pursuant to the RBI guideline dated July 16, 2015, the Bank has, effective the quarter ended June 30, 2015, reclassified deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector from ‘Investments’ to 'Other Assets'.
3.	Prior period figures have been regrouped/re-arranged where necessary.

6

ICICI Bank Limited CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400051.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 65.59

7

Item 2

2

CIN-L65190GJ1994PLC021012
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,098.87	12,812.56	12,150.56	25,911.43	23,917.46	49,091.14
	a)	Interest/discount on advances/bills		9,664.55	9,375.22	8,874.04	19,039.77	17,266.22	35,631.08
	b)	Income on investments		2,661.40	2,659.12	2,658.36	5,320.52	5,311.87	10,592.77
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		31.47	31.53	53.77	63.00	103.04	195.10
	d)	Others		741.45	746.69	564.39	1,488.14	1,236.33	2,672.19
2.	Other income			3,007.35	2,989.89	2,738.39	5,997.24	5,588.20	12,176.13
3.	TOTAL INCOME (1)+(2)			16,106.22	15,802.45	14,888.95	31,908.67	29,505.66	61,267.27
4.	Interest expended			7,847.39	7,697.47	7,493.92	15,544.86	14,768.93	30,051.53
5.	Operating expenses (e)+(f)			3,100.40	3,067.18	2,697.12	6,167.58	5,522.10	11,495.83
	e)	Employee cost		1,212.59	1,267.28	1,086.39	2,479.87	2,333.25	4,749.88
	f)	Other operating expenses		1,887.81	1,799.90	1,610.73	3,687.71	3,188.85	6,745.95
6.	TOTAL EXPENDITURE (4)+(5)			10,947.79	10,764.65	10,191.04	21,712.44	20,291.03	41,547.36
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			5,158.43	5,037.80	4,697.91	10,196.23	9,214.63	19,719.91
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			942.16	955.39	849.49	1,897.55	1,575.57	3,899.99
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			4,216.27	4,082.41	3,848.42	8,298.68	7,639.06	15,819.92
11.	Tax expense (g)+(h)			1,186.16	1,106.25	1,139.41	2,292.41	2,274.75	4,644.57
	g)	Current period tax		1,400.63	1,278.54	1,081.85	2,679.17	2,246.70	4,864.14
	h)	Deferred tax adjustment		(214.47)	(172.29)	57.56	(386.76)	28.05	(219.57)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			3,030.11	2,976.16	2,709.01	6,006.27	5,364.31	11,175.35
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			3,030.11	2,976.16	2,709.01	6,006.27	5,364.31	11,175.35
15.	Paid-up equity share capital (face value Rs. 2/- each)			1,161.75	1,161.01	1,157.46	1,161.75	1,157.46	1,159.66
16.	Reserves excluding revaluation reserves			85,396.93	82,190.94	77,712.85	85,396.93	77,712.85	79,262.26
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.08	0.07	0.05	0.08	0.05	0.06
	ii)	Capital adequacy ratio (Basel III)		16.15%	16.37%	16.64%	16.15%	16.64%	17.02%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three/six months) (in Rs.)	5.22	5.13	4.68	10.35	9.28	19.32
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three/six months) (in Rs.)	5.18	5.09	4.64	10.27	9.20	19.13
18.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		15,857.82	15,137.61	11,546.70	15,857.82	11,546.70	15,094.69
	ii)	Net non-performing advances		6,759.29	6,333.31	3,942.33	6,759.29	3,942.33	6,255.53
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.77%	3.68%	3.12%	3.77%	3.12%	3.78%
	iv)	% of net non-performing advances to net advances		1.65%	1.58%	1.09%	1.65%	1.09%	1.61%
19.	Return on assets (annualised)			1.89%	1.91%	1.82%	1.90%	1.82%	1.86%
20.	Public shareholding
	i)	No. of shares		5,807,681,135	5,804,014,135	5,786,261,175	5,807,681,135	5,786,261,175	5,797,244,645
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..

1	At September 30, 2015, the percentage of gross non-performing customer assets to gross customer assets was 3.36% and net non-performing customer assets to net customer assets was 1.47%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	September 30, 2015	June 30, 2015	March 31, 2015	September 30, 2014
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,161.75	1,161.01	1,159.66	1,157.46
Employees stock options outstanding	6.92	6.96	7.44	6.88
Reserves and surplus	85,396.93	82,190.94	79,262.26	77,712.85
Deposits	384,617.94	367,876.98	361,562.73	352,055.44
Borrowings (includes preference shares and subordinated debt)	156,109.11	163,119.53	172,417.35	150,349.19
Other liabilities and provisions	29,763.33	26,970.75	31,719.85	29,860.93
Total Capital and Liabilities	657,055.98	641,326.17	646,129.29	611,142.75

Assets
Cash and balances with Reserve Bank of India	21,977.39	20,234.18	25,652.91	19,210.70
Balances with banks and money at call and short notice	9,567.88	10,158.97	16,651.71	28,167.38
Investments	154,189.62	148,078.17	158,129.21	149,501.79
Advances	409,692.65	399,737.61	387,522.07	361,757.33
Fixed assets	4,794.20	4,728.90	4,725.52	4,678.01
Other assets	56,834.24	58,388.34	53,447.87	47,827.54
Total Assets	657,055.98	641,326.17	646,129.29	611,142.75

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	25,137.61	22,456.32	22,150.39	47,593.93	42,248.15	90,216.23
2.	Net profit	3,418.53	3,232.37	3,064.62	6,650.90	5,896.63	12,246.87
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three/six months) (in Rs.)	5.89	5.57	5.30	11.46	10.20	21.17
	b) Diluted EPS (not annualised for three/six months) (in Rs.)	5.84	5.52	5.24	11.36	10.10	20.94
4.	Total assets	850,811.94	824,050.59	778,525.60	850,811.94	778,525.60	826,079.17

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	9,988.98	9,000.61	8,050.79	18,989.59	15,724.53	32,991.18
b	Wholesale Banking	7,942.58	8,299.21	8,538.96	16,241.79	16,648.60	33,502.51
c	Treasury	11,191.13	11,336.65	10,637.41	22,527.78	21,179.46	43,931.06
d	Other Banking	390.14	462.45	335.12	852.59	752.10	1,581.51
	Total segment revenue	29,512.83	29,098.92	27,562.28	58,611.75	54,304.69	112,006.26
	Less: Inter segment revenue	13,406.61	13,296.47	12,673.33	26,703.08	24,799.03	50,738.99
	Income from operations	16,106.22	15,802.45	14,888.95	31,908.67	29,505.66	61,267.27
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	996.91	734.87	805.57	1,731.78	1,268.99	2,724.28
b	Wholesale Banking	1,801.28	1,505.87	1,697.33	3,307.15	3,271.21	6,224.07
c	Treasury	1,368.59	1,732.17	1,289.46	3,100.76	2,896.42	6,449.95
d	Other Banking	49.49	109.50	56.06	158.99	202.44	421.62
	Total segment results	4,216.27	4,082.41	3,848.42	8,298.68	7,639.06	15,819.92
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	4,216.27	4,082.41	3,848.42	8,298.68	7,639.06	15,819.92
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(132,853.82)	(138,478.38)	(144,246.11)	(132,853.82)	(144,246.11)	(136,434.46)
b	Wholesale Banking	149,495.39	165,197.38	146,634.76	149,495.39	146,634.76	157,396.86
c	Treasury	62,194.54	49,928.07	71,784.45	62,194.54	71,784.45	52,747.62
d	Other Banking	2,591.09	2,129.92	1,242.25	2,591.09	1,242.25	2,041.50
e	Unallocated	5,138.40	4,581.92	3,461.84	5,138.40	3,461.84	4,677.84
	Total	86,565.60	83,358.91	78,877.19	86,565.60	78,877.19	80,429.36

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.
2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2015.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2015 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	Other income includes net foreign exchange gain relating to overseas operations of Rs. 190.07 crore, Rs. 346.90 crore, Rs. 165.13 crore and Rs. 642.11 crore for the three months ended September 30, 2015, three months ended June 30, 2015, three months ended September 30, 2014 and year ended March 31, 2015 respectively.
5.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits has been re-classified to Schedule 11 - Other Assets from Schedule 8 - Investments. Consequently, interest on such deposits has also been re-classified to 'Others' from 'income on investments' in Schedule 13 - Interest earned.
6.	The shareholders of the Bank have approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All share and per share information in the financial results reflect the effect of sub-division for each of period presented.
7.	In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank was providing fully for any interest income which was funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, during the year ended March 31, 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which were not yet been repaid. In view of the above, and since this item related to prior years, the Bank with the approval of the RBI debited its reserves by Rs. 929.16 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI.
8.	During the three months ended September 30, 2015, the Bank has allotted 3,667,000 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	Status of equity investors' complaints/grievances for the three months ended September 30, 2015:

Opening balance	Additions	Disposals	Closing balance
1	28	29	0

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
12.	Rs. 1 crore = Rs. 10 million.

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	October 30, 2015	DIN-00066009

Item 3

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus.	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N.M. Joshi Marg, Mahalaxmi
India

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying standalone quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 September 2015 and the standalone year to date financial results for the period from 1 April 2015 to 30 September 2015, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and the standalone year to date financial results and have not been audited by us. These standalone quarterly financial results and the standalone year to date financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results and the standalone year to date financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, specified under section 133 of the Companies Act, 2013 (‘the Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the Reserve Bank of India from time to time and other accounting principles generally accepted in India.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the standalone year to date financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 September 2015 as well as the year to date results for the period from 1 April 2015 to 30 September 2015.

B S R & Co. LLP

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

4.	Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

Emphasis of Matter

5.	We draw attention to Note 7 to the standalone quarterly financial results and the standalone year to date financial results, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves pertaining to the year ended 31 March 2015, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

Other matters

6.	For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,493,045 million as at 30 September 2015, total revenues of Rs. 17,464 million for the quarter ended 30 September 2015 and Rs. 34,653 million for the period from 1 April 2015 to 30 September 2015 and net cash inflows amounting to Rs. 11,232 million for the quarter ended 30 September 2015 and Rs. 31,034 million for the period from 1 April 2015 to 30 September 2015. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
30 October 2015	Membership No: 113156